EXHIBIT 99.1

Valneva to Present and Hold Investor Meetings at the Jefferies London Healthcare Conference

Saint-Herblain (France), November 8, 2021 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that its senior management will present and participate in 1-on-1 meetings with institutional investors at the Jefferies London Healthcare Conference on November 16 and 17, 2021.

Valneva’s Chief Executive Officer Thomas Lingelbach and acting Chief Financial Officer David Lawrence will notably discuss the Company’s late stage vaccine candidates against Lyme disease (VLA15), chikungunya (VLA1553) and COVID-19 (VLA2001).

Valneva recently reported positive Phase 3 results for VLA20011, currently the only whole virus, inactivated, adjuvanted vaccine candidate against COVID-19 in clinical trials in Europe. The Company also announced last week the closing of a $102.0 million Global Offering2.

Valneva’s presentation will take place on November 16, 2021 at 4:20pm GMT and can be accessed via the following link: https://wsw.com/webcast/jeff201/vla.pa/2050524. To request a meeting at the event, please contact your representative at Jefferies.

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 investors@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

1 Valneva Reports Positive Phase 3 Results for Inactivated, Adjuvanted COVID-19 Vaccine Candidate VLA2001

2 Valneva Announces Closing of Approximately $102.0 Million Global Offering